mwe.com

June 21, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Alan Campbell Christine Westbrook Franklin Wyman Lynn Dicker

Re:	Pasithea Therapeutics Corp. Registration Statement on Form S-1 Filed April 13, 2021 File No. 333-255205

Dear Mr. Campbell:

On behalf of Pasithea Therapeutics Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 16, 2021, relating to the above referenced Registration Statement on Form S-1 (File No. 333-255205) filed by the Company on April 13, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-255205) (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Amendment No. 2, marked to indicate changes from the Registration Statement filed on April 13, 2021, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter and its enclosures.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 2

1.	We note your revised disclosure indicating that the use of ketamine has been subject to consensus statements by various institutions. Please revise to provide a brief and balanced summary of the findings discussed in these consensus statements.

Response: In response to the Staff’s comments, we have revised our disclosure to include a summary of the findings discussed in these consensus statements.

Services, page 5

2.	We refer to prior comment 4. Please revise your discussion of your partnership with Zen Healthcare to clarify the material terms of the partnership including (i) what services you are providing to Zen Healthcare; (ii) what revenues will be subject to the partnership and how your share will be calculated; and (iii) your anticipated timing to begin receiving revenues pursuant to the partnership.

Response: In response to the Staff’s comments, we have revised the discussion of our partnership with Zen Healthcare to clarify the material terms of the partnership, including the services we are providing, how our share will be calculated, and our anticipated timing to begin receiving revenues pursuant to the partnership.

3.	We refer to prior comment 8. Please revise to clearly disclose whether your UK subsidiary has hired any employees or initiated the process with applicable regulators in order to obtain regulatory approvals.

Response: In response to the Staff’s comments, we have revised our disclosure to clarify that our UK subsidiary has hired one employees and initiated the process with applicable regulators in order to obtain regulatory approvals.

4.	We note your revised disclosure indicating that you are "in the process" of establishing management services agreements with independent professional services companies in the U.S. Please place your disclosure in appropriate context with reference to steps you have taken, what steps remain and your anticipated timeline for entering into these agreements.

Response: In response to the Staff’s comments, we have revised the disclosure to indicate steps we have taken, what steps remain and our anticipated timeline for entering into these agreements..

The Offering, page 13

5.	Your disclosure on page 54 indicates that the proceeds from the offering will be used to fund preclinical R&D work for future product candidates; however, the "Use of proceeds" subsection on page 13 continues to state that proceeds from the offering will be used for clinical trials. Please reconcile your disclosure or advise.

Response: In response to the Staff’s comments, we have revised the "Use of proceeds" subsection to clarify that the proceeds from the offering will be used to fund preclinical R&D work for future product candidates.

Business

License Agreements and Strategic Collaborations, page 72

6.	We note your response to prior comment 16, which we reissue in part. We note that Section 15.1 of the Zen Knightsbridge and Holborn Collaboration Agreement and Section 15.1 of the Zen Baker and Portman Collaboration Agreement provide for mutual termination rights. Please revise to disclose the termination provisions under these agreements as well as under the IV Docs Subcontract Agreement.

Response: In response to the Staff’s comments, we have revised to disclose the termination provisions under Zen Knightsbridge and Holborn Collaboration Agreement as well as under the IV Docs Subcontract Agreement.

Executive and Director Compensation, page 89

7.	We note your response to prior comment 17. Please explain to us why Mr. Gloss and Dr. Bendiabdallah are not identified as named executive officers. For guidance, please refer to Item 402(m)(2)(iii) of Regulation S-K.

Response: We have not identified Mr. Gloss or Dr. Bendiabdallah as named executive officers (NEOs) because NEOs for smaller reporting companies are: (i) the principal executive officer (PEO), (ii) the two most highly compensated executive officers other than the PEO, and (ii) up to two additional individuals from whom disclosure would have been provided but for the fact they were not serving as an executive officer. Mr. Gloss or Dr. Bendiabdallah are not the principal executive officer and they do not meet the compensation threshold of $100,000 (see Regulation S-K 402(m), including instruction 1 thereof).

Item 15. Recent Sales of Unregistered Securities, page II-2

8.	We note your response to prior comment 19 and revised disclosure. However, your disclosure on page F-12 continues to state that you sold shares in the Offering in 2021 at $0.08 per share and in the Offering 2 in 2021 at $0.12 per share. Please advise.

Response: In response to the Staff’s comments, we have revised our disclosure in this section to indicate that the correct share price of $1.60 and $2.40.

Please contact me at 212 547-5885 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc:	Tiago Reis Marques, Chief Executive Officer